UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Name of Issuer:  Onsale, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  682 838 107

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Barry R. Feirstein
            Feirstein Capital Management Corporation
                  767 Third Avenue, 28th Floor
                       New York, New York

     (Date of Event which Requires Filing of this Statement)

                             12/2/97

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     682 838 107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Barry R. Feirstein


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         1,000,000


8.  Shared Voting Power




9.  Sole Dispositive Power

         1,000,000


10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.37%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         This statement relates to the shares of common stock

("Shares") of Onsale, Inc. (the "Company"), a Delaware

corporation.  The principal executive office of the Company is located at 1861 Landings Drive, Mountain View, California 94043.

Item 2. Identity and Background

         This statement is being filed on behalf of the Reporting

Person.  The Reporting Person is the managing member of the

general partner of an investment partnership and the Chairman and

President of Feirstein Capital Management Corporation ("Feirstein

Capital"), an investment management firm that is wholly-owned by the Reporting Person.  The Reporting Person's principal office is located at 767 Third Avenue, 28th Floor, New York, New York

10017.

         The Reporting Person has not, during the last five

years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  The Reporting Person has not, during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

activities subject to, federal or state securities laws or

finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United States

of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to

be the beneficial owner of 1,000,000 Shares.  The Shares are held by Feirstein Partners, L.P. (the "Partnership"), an investment limited partnership formed under the laws of Delaware, of which the Reporting Person is the managing member of the general

partner, and by Feirstein Offshore Fund, Inc. (the

"Corporation"), a British Virgin Islands corporation to which

Feirstein Capital acts as the investment manager.  All of the

Shares were purchased in open market transactions at an aggregate cost of $13,174,359.96.  The funds for the purchase of the Shares held in the Partnership came from capital contributions to the

Partnership by its general and limited partners.  The funds for the purchase of the Shares held by the Corporation came from the capital contributions of its shareholders.  The working capital of the Partnership and the Corporation includes the proceeds of margin loans entered into in the ordinary course of their

respective businesses with Goldman, Sachs & Co.

Item 4.  Purpose of Transaction

         The Shares of which the Reporting Person is deemed to be

the beneficial owner were acquired for, and are being held for,

investment purposes.  The Reporting Person may acquire additional

Shares, dispose of all or some of those Shares from time to time,

in each case in open market transactions, block sales or

purchases or otherwise, or may continue to hold those Shares.

         The Reporting Person does not have any plan or proposal

which relates to, or would result in, any of the actions

enumerated in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, the Reporting Person is deemed to

be the beneficial owner of 1,000,000 Shares.  Based on the

Company's Form 10-Q filed on November 14, 1997, as of October 31,

1997 there were 18,604,791 Shares outstanding.  Therefore, the

Reporting Person is deemed to be the beneficial owner of 5.37% of the outstanding Shares. The Reporting Person has the power to vote and direct the vote and to dispose of or direct the

disposition of all of the Shares of which he is currently deemed to be the beneficial owner.

         All transactions in the Shares effected by the Reporting

Person in the 60 days prior to December 2, 1997 through the date of this filing are set forth in a table on Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         The Reporting Person does not have any contract,

arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that

were effected by the reporting persons during the 60 days prior to December 2, 1997 through the date of this filing is filed herewith as Exhibit A.

         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



December 4, 1997



                             /s/ Barry R. Feirstein
                             __________________________
                                 Barry R. Feirstein

                                                       Exhibit A



                    Schedule of Transactions



                   Number of Shares
Trade Date         Purchased or (Sold)   Price Per Share
__________         ___________________   _______________

10/8/97             (7,400)              $30.1890
10/23/97           100,000                28.25
10/28/97             1,000                17.375
11/3/97             10,000                25
11/3/97             55,000                25.44
11/4/97             10,000                26.4688
11/7/97            (68,600)               25.2833
11/10/97            20,000                22.75
11/13/97            25,000                19
11/13/97            30,000                21.5
11/14/97           (25,000)               19.999
11/24/97              (600)               17.3327
11/24/97            10,000                16.625
11/24/97            46,000                16.675
12/2/97             70,000                16.875
12/3/97             10,000                17
12/3/97             21,500                17.5
























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